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                            September 15, 2023

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       8636 N. Classen Boulevard
       Oklahoma City, OK

                                                        Re: Prairie Operating
Co.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 5,
2023
                                                            File No. 333-272743

       Dear Edward Kovalik:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-1 filed September 5, 2023

       Risk Factors
       We may not have sufficient authorized common stock available to issue the Common Stock that is being offered for resale., page 19

   1. We note that there are unissued shares of common stock underlying other securities, and that if enough shares
of such common stock were issued, the total number of issued common stock would
exceed the number authorized in your charter. Counsel's legal opinion relies on an
unstated assumption, which should not be assumed, that the shares subject to the
registration statement will be issued without the company exceeding the total number of common
stock authorized in your charter. In order to provide a legal opinion that satisfies
Item 601(b)(5)(i) of Regulation S-K, counsel must opine that the shares will be validly
issued, without assuming away the matter upon which counsel is
 Edward Kovalik
Prairie Operating Co.
September 15, 2023
Page 2
       opining. Please refer to Item 601(b)(5)(i) of Regulation S-K and Section II.B.3.a of
       Staff Legal Bulletin No. 19. If you so choose, you may pursue an offering conditioned on a charter amendment, in the manner described in Section II.B.2.f of Staff Legal Bulletin
       No. 19.
Factors Affecting Profitability, page 55

2. Please revise your breakeven analysis, including the table on page 56 and your narrative discussion, to address your assumed network hash rate and your average mining machine energy consumption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859
with any questions.



                                                           Sincerely,
FirstName LastNameEdward Kovalik
                                                           Division of
Corporation Finance
Comapany NamePrairie Operating Co.
                                                           Office of Crypto
Assets
September 15, 2023 Page 2
cc:       Joanna D. Enns
FirstName LastName